Date: February 7, 2011
VIA EDGAR AND FAX
(703) 813-6967
Ms. Amy Geddes
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	RailAmerica, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed March 26, 2010 File No. 001-32579
Dear Ms. Geddes:
     RailAmerica, Inc. (“RA” or the “Company”) is writing in response to the Staff’s comment letter dated January 31, 2011, with respect to the above-referenced filing. The Company believes this letter responds fully to the Staff’s comments and provides supplemental information as requested. For the convenience of the Staff, each comment is set forth below, followed by the Company’s response.
Critical Accounting Policies and Use of Estimates, page 41
1.	In your response to our previous comment 7, you indicate that costs such as rail grinding and shoulder ballast cleaning are expensed as incurred, but that you do not consider it appropriate to disclose aggregate maintenance costs expensed as incurred and those capitalized due to variance in the definition of maintenance costs across companies in your industry. We continue to believe such disclosure for each period presented is important in light of the significance of these expenditures, as well as the overall importance of property and equipment to the operations of your railroad and the complexities generally involved in accounting for property and equipment. Although not specifically required by GAAP, we believe such additional disclosure is useful because it would enable an investor to gain a greater understanding of your business with regard to the capitalization of certain costs to upgrade your railroad, as compared to the expensing of other costs that you consider to be normal repairs and maintenance. It could also provide meaningful trend information. In this regard, we would not object to the presentation of information pertaining to the amounts of repairs and maintenance that are capitalized, as compared to the amounts expensed, solely in your MD&A.
RA RESPONSE
     We will include information pertaining to the amounts that are capitalized to upgrade the railroad, as compared to the expensing of other costs that we consider to be normal maintenance and repair costs in our future 10-K filings. This disclosure will be included within MD&A under the heading “Critical Accounting Policies and Use of Estimates.”

Ms. Amy Geddes
United States Securities and Exchange Commission
February 7, 2011

Conclusion
We believe that the above responds fully to the comments of the Staff and intend to address all comments in future filings.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at (904) 538-6160 if you would like additional information or if the Staff has additional comments.

Very truly yours,
/s/ B. Clyde Preslar
B. Clyde Preslar
Senior Vice President and Chief Financial Officer RailAmerica, Inc.